

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   October 15, 2018

Mr. Jay D. Gould
Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia 30339

> **Re: Interface, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-33994**

Dear Mr. Gould:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products